

NEWS RELEASE

ALTAGAS INCOME TRUST TO HOLD CONFERENCE CALL AND WEBCAST ON FOURTH QUARTER AND 2005 ANNUAL RESULTS ON MARCH 1, 2006

Calgary, Alberta (February 24, 2006) -- AltaGas Income Trust (AltaGas or the Trust) will announce its fourth quarter and 2005 annual earnings results on Wednesday March 1, 2006. A conference call and webcast to discuss the results will be held the same day.

Time:	2:00 p.m. Mountain Time (4:00 p.m. Eastern Time)
Dial-in:	416-644-3415 or toll free at 1-800-814-3911
Webcast:	http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1349040

Shortly after the conclusion of the call, a replay will be available by dialing 416-640-1917 or 877-289-8525. The passcode is 21172985 followed by the pound key. The replay will expire at midnight (Eastern) on March 8, 2006. The webcast will be archived for approximately one month.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca




MAR 16 2006

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (February 15, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that a monthly distribution will be paid on March 15, 2006 to holders of record on February 24, 2006, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.16 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca



ALTAGAS INCOME TRUST ANNOUNCES RECORD EARNINGS FOR 2005 AND INCREASES DISTRIBUTION TO $1.98 PER UNIT PER YEAR

CALGARY, Alberta, March 1, 2006 (TSX: ALA.UN) AltaGas Income Trust (AltaGas or the Trust) today announced fourth quarter net income of $26.4 million ($0.48 per unit), compared to $25.8 million ($0.49 per unit) in the same quarter of 2004. Net income for 2005 was $90.3 million ($1.67 per unit), up 37 percent from $65.8 million ($1.33 per unit) for the year ended December 31, 2004. Average units outstanding increased 9 percent from 49.4 million to 54.0 million in 2005 compared to 2004.

AltaGas also announced that the Board of Directors of AltaGas General Partner Inc., delegate of the Trustee, increased its monthly cash distribution to $0.165 per unit ($1.98 per unit annualized) from $0.16 per unit ($1.92 per unit annualized). Payable on April 17, 2005 to unitholders of record as of March 27, 2005, the distribution represents a 3 percent increase over the previous monthly distribution. This is AltaGas' second distribution increase since converting to a trust in May 2004.

AltaGas' total distributions paid in the fourth quarter included $0.48 per unit of cash distributions and one share of AltaGas Utility Group Inc. valued at $7.50 for every 13.9592 units of the Trust held on November 14, 2005, resulting in additional value to unitholders of $0.54 per unit.

"AltaGas delivered record earnings in 2005, providing unitholders with another year of excellent returns. We also had strong operating results in the fourth quarter. Total return including the distribution of shares of AltaGas Utility Group Inc. in November was over 31 percent. We increased distributions by 7 percent in August, to an annualized distribution of $1.92 per unit, while growing earnings at a faster rate of 37 percent," said David Cornhill, Chairman, President and CEO of AltaGas. "The Board of Directors felt that AltaGas' overall strength, in addition to the expected performance of our base business in 2006, supported an increase in the distribution."

Growth in net income and funds generated from operations in 2005 was the result of full-year ownership of the Edmonton Ethane Extraction Plant, acquired in August 2004, and PremStar, acquired in October 2004, as well as higher average power prices received on power sales, gains related to the disposition of a portion of AltaGas' interest in Taylor NGL Limited Partnership, the addition of gathering and processing capacity and higher processing fees. Lower interest and income tax expenses also positively impacted AltaGas in its first full year as an income trust. These increases were partially offset by higher operating and administrative expenses, higher amortization expense, and the spin-out of the Natural Gas Distribution business and an after-tax write-down of $0.5 million to an investment in a private company related to the operations.

"The economic fundamentals in the natural gas business remain strong. In 2006 AltaGas is focused on internal growth opportunities in the Field Gathering and Processing segment and expects to spend more than $40 million in this segment," said Cornhill.

As was demonstrated in 2005, AltaGas plans to grow this segment using a three-pronged approach: by expanding in existing areas experiencing strong production, such as the expansion of the Marten Creek facility; by extending into areas adjacent to existing facilities such as the Princess plant in southern Alberta; and by moving into new areas with projects like Blair Creek, AltaGas' first gas processing plant in British Columbia.

In 2006 Power Generation's contribution is expected to grow, as a result of higher expected power prices. "We are pursuing growth opportunities in our power business, with a focus on renewables and our plan is to operate these facilities," said Cornhill. "In January we announced our partnership with Aeolis Wind Power for the purpose of developing the Bear Mountain wind power project in northeast British

The Energy Services business experienced internal growth in 2005, as well as growth from the acquisition of the assets and liabilities of iQ2 Power Corp., which expands the reach of the energy management part of AltaGas' business into the non-residential retail power and gas markets in Alberta.
In 2005 AltaGas will report six segments, including a new Corporate segment. In 2006 these will be reduced to five segments due to the spin-out of the Natural Gas Distribution segment in late 2005. Previous years' results will not be restated, as it is not practical to separate the results for the Corporate segment from the 2004 Gathering and Processing and Energy Services results due to the sharing and allocation of certain costs.

HIGHLIGHTS (1)

- Earnings before interest, taxes, depreciation and amortization (EBITDA) for the three months ended December 31, 2005 were $39.8 million, compared to $40.6 million for the three months ended December 31, 2004. For the year EBITDA was $155.5 million, up from $133.4 million for the same period in 2004.

- Funds generated from operations were $35.6 million for fourth quarter 2005, compared to $33.9 million in the same period in 2004 and for the year were $128.2 million, up from $108.6 million last year.

- Distributable cash increased to $33.0 million ($0.61 per unit) in the fourth quarter of 2005, from $31.8 million ($0.60 per unit) in fourth quarter 2004. For the year distributable cash increased to $120.2 million ($2.23 per unit) from $102.2 million ($2.07 per unit) in 2004.

- AltaGas issued $100.0 million of medium-term notes (MTNs) at 4.41 percent on August 30, 2005 and used the proceeds to repay bank debt. On October 4, 2005 AltaGas repaid $100.0 million of 7.28 percent MTNs issued in 2000.

- On November 17, 2005 AltaGas completed the spin-out of its Natural Gas Distribution business into a separate publicly traded entity, AltaGas Utility Group Inc. (Utility Group). The Trust received net proceeds of $10.7 million related to the disposition of 1,716,000 shares of Utility Group, and debt repayment from Utility Group of $74.7 million for a total of $85.4 million that was used to reduce the Trust's debt. The Trust continues to hold 26.7 percent of Utility Group.

- On December 31, 2005 AltaGas debt was $269.0 million, resulting in a debt to total capitalization ratio of 36.0 percent, down from 42.6 percent at December 31, 2004 and below the Trust's target range after the Natural Gas Distribution business spin-out of 40 to 45 percent.

- In 2005 total additions to Field Gathering and Processing capacity were 49 Mmcf/d, including the 24 Mmcf/d Blair Creek gas plant acquisition that went into service on October 30th.

- AltaGas completed the acquisition of the assets and liabilities of iQ2 Power Corp. (iQ2) on November 3, 2005.

SUBSEQUENT TO THE FOURTH QUARTER

- On January 10, 2006 AltaGas announced that it had entered into an agreement with Aeolis Wind Power Corporation to form a limited partnership for the purpose of pursuing the development of a wind power project at Bear Mountain in northeast British Columbia, near Dawson Creek.

- The previously announced Princess gas plant expansion and new Clear Prairie gas plant went into service on January 24, 2006 and February 9, 2006, respectively.

(1) Includes non-GAAP financial measures. Please see previous public disclosure available on www.SEDAR.com or at www.altagas.ca for explanation and discussion.

RESULTS OF OPERATING SEGMENTS

In 2005 AltaGas reassessed its reporting for its operating businesses, and is reporting consolidated financial and operating results for 2005 on the basis of six segments: Field Gathering and Processing (FG&P), Extraction and Transmission (E&T), Power Generation, Energy Services, Natural Gas Distribution (NGD) and Corporate. The FG&P segment includes natural gas gathering and processing facilities. The E&T segment includes ethane and natural gas liquids (NGL) extraction plant interests and transmission pipelines. Power Generation is comprised of power purchase arrangements (PPAs) and gas-fired peaking plants and Energy Services includes energy management services and gas services, and a small portfolio of oil and gas production.

Prior to November 17, 2005, the NGD segment included AltaGas' wholly owned subsidiary AltaGas Utilities Inc. (AltaGas Utilities), the Trust's one-third interest in Inuvik Gas Ltd. and a 24.9 percent interest in Heritage Gas Limited. On November 17, 2005 the Trust spun out the NGD segment into a separate publicly traded corporation, Utility Group, in which the Trust maintains a 26.7 percent equity accounted interest. AltaGas will report its earnings from Utility Group in the new Corporate segment along with its earnings from the investment in Taylor NGL Limited Partnership (Taylor) and corporate operating and administrative costs.

For comparative purposes and because 2004 segmented information has not been restated to conform with the presentation of the new segments for 2005, the following analysis shows the operations by segment for 2005 and 2004 based on the three business segments as previously reported.

This news release, including unaudited financial information, is being issued in lieu of a fourth quarter report to unitholders. AltaGas will hold a teleconference today at 2:00 p.m. Mountain time (4:00 p.m. Eastern) to discuss the fourth quarter 2005 financial and operating results and other general issues and developments concerning the Trust. Members of the media, the investment community and other interested parties may dial 416-644-3415 or toll free at 800-814-3911. No passcode is required. Please note that the conference call will also be webcast. To listen, please connect here: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1349040

Shortly after the conclusion of the call, a replay will be available by dialing 416-640-1917 or 877-289-8525. The passcode is 21172985 followed by the pound key. The replay will expire at midnight (Eastern) on March 8, 2006. The webcast will be archived for approximately one month.

The audited consolidated annual financial statements and annual Management's Discussion and Analysis, which contain additional notes and disclosures, are expected to be filed with SEDAR on or before March 8, 2006, at which time a press release to that effect will be issued. The material will also be available on the AltaGas website on that same day (www.altagas.ca).

CONSOLIDATED RESULTS

Consolidated Financial Results ($ millions)	**Three months ended December 31** **2005**	2004	**Year ended December 31** **2005**	2004
Revenue	**448.4**	317.2	**1,502.3**	864.6
Net revenue[1]	**78.7**	74.2	**296.9**	250.4
EBITDA[1]	**39.8**	40.6	**155.5**	133.4
Net income	**26.4**	25.8	**90.3**	65.8
Net additions to capital assets	**(165.5)**	25.8	**(139.4)**	101.6
Total assets	**1,068.3**	1,108.6	**1,068.3**	1,108.6
Total long-term liabilities	**334.7**	323.7	**334.7**	323.7
Cash flows				
Funds generated from operations[1]	**35.6**	33.9	**128.2**	108.6
Distributable cash[1][2]	**33.0**	31.8	**120.2**	102.2
Distributions/dividends paid[3][4]	**26.1**	23.7	**99.2**	58.7
($ per unit)				
EBITDA[1]	**0.73**	0.77	**2.88**	2.70
Net income	**0.48**	0.49	**1.67**	1.33
Cash flows				
Funds generated from operations[1]	**0.65**	0.64	**2.37**	2.20
Distributable cash[1][2]	**0.61**	0.60	**2.23**	2.07
Distributions/dividends paid[3][4]	**0.48**	0.45	**1.84**	1.31
Units outstanding (millions)				
Weighted average number of units outstanding for the period (basic)	**54.5**	52.9	**54.0**	49.4
End of period	**54.6**	53.2	**54.6**	53.2

(1) Non-GAAP financial measure. See previous public disclosure available at www.altagas.ca or www.sedar.com for explanations and discussion.

(2) Based on cash from operations and is not impacted by investing and financing activities, consequently the first and fourth quarter of 2005 do not include proceeds of $12.8 million from sale of units of Taylor and net proceeds of $10.7 million from the sale of common shares of Utility Group, respectively.

(3) Distributions of $0.16 per unit per month paid commencing in September 2005. From June 2004 to August 2005 distributions of $0.15 per unit per month were paid. In the first quarter of 2004 dividends of $0.11 per share were paid.

(4) In addition to cash distributions, unitholders of record on November 14, 2005 received one share of AltaGas Utility Group Inc. (valued at $7.50 per share) for every 13.9592 trust units held, providing additional value of $0.54 per unit.

The Trust's net income for the three months ended December 31, 2005 was $26.4 million, compared to $25.8 million in the same period in 2004. Results were primarily impacted by higher operating income resulting from higher power prices received, higher throughput volumes and processing fees in Field Gathering and Processing, and lower interest expenses. These income increases were partially offset by the spin-out of the NGD business, higher power transmission costs, lower frac spreads, higher operating and administrative costs, and the $0.4 million write-down of an investment in a private company.

Net income for the year ended December 31, 2005 was $90.3 million, or $1.67 per unit, compared to $65.8 million, or $1.33 per unit for the year ended December 31, 2004. Net income increased by 37 percent due to full-year operations of 2004 acquisitions, higher power prices received, gains on the disposition of investments, lower interest expense as a result of lower average debt balances and lower interest rates, and lower income taxes. The increases to net income were partially offset by higher amortization and operating and administrative costs, higher power transmission costs and the spin-out of the NGD business.

Net income for the year ended December 31, 2005 included an after-tax gain of $7.9 million on the disposition of 1.4 million units of Taylor and a related dilution gain.

In fourth quarter 2005 operating income decreased to $29.0 million from $29.4 million in the same period last year due to:

- Higher power prices received on the sale of power, and expansions and recent acquisitions in Field Gathering and Processing, offset by lower NGD segment results due to the spin-out, higher power transmission costs and lower frac spreads;
- A pre-tax gain of $0.8 million related to the disposition of 1.7 million common shares of Utility Group. The net after-tax impact of the spin-out was a loss of $0.1 million;
- Higher operating and administrative costs related to acquisitions and expansions, and costs related to new certification requirements for reporting issuers by the Canadian Securities Administrators; and
- The write-down of an investment in a private company.

Operating income for the year ended December 31, 2005 was $108.1 million compared to $91.6 million in 2004. The increase was due to:

- Strong operating performance from all businesses, higher power prices received on the sale of power and a full year of operations of the Edmonton Ethane Extraction Plant and PremStar;
- A $9.2 million pre-tax gain on the sale of a portion of the Trust's interest in Taylor and a dilution gain in the first quarter;
- Higher operating and administrative expenses due to expanding operations, the impact of the spin-out of the NGD segment, higher general corporate expenses to support the growth of the Trust, higher operating costs in Transmission as a result of two years of National Energy Board charges being billed in 2005 and higher costs incurred to meet new certification requirements for reporting issuers by the Canadian Securities Administrators; and
- Amortization also increased mainly due to increases in capital assets resulting from acquisitions and expansion projects and increased amortization reported by the NGD segment prior to its spin-out.

Funds generated from operations of $35.6 million for the fourth quarter of 2005 increased $1.7 million compared to fourth quarter 2004. For the year ended December 31, 2005 funds from operations increased $19.6 million to $128.2 million from $108.6 million in 2004. The increases were primarily due to higher net income and distributions from equity investments.

RESULTS OF OPERATIONS BY SEGMENT

Results for 2005 are reported on the basis of six segments: Field Gathering and Processing, Extraction and Transmission, Power Generation, Energy Services, Natural Gas Distribution and Corporate. Prior to 2005, Field Gathering and Processing, and Extraction and Transmission were included in the former Gathering and Processing segment, Power Generation was included in the Energy Services segment and no Corporate segment was reported.

The following discussion and analysis describes operating results for 2005 and 2004 based on the segments previously reported for comparative purposes, as 2004 has not been restated to conform with the presentation of the new segments. Corporate costs that were allocated to the operating segments in 2004, are reported as part of the Corporate segment in 2005.

Segmented information is provided at the end of this news release showing financial results for the fourth quarter and year ended December 31, 2005 using both the previous and the new reporting segments.

Operating Income	Three months ended December 31		Year ended December 31	
($ millions)	**2005**	2004	**2005**	2004
Gathering and Processing	**n/a**	14.1	**n/a**	45.4
Field Gathering and Processing[1]	**7.6**	n/a	**24.1**	n/a
Extraction and Transmission[1]	**7.0**	n/a	**30.4**	n/a
Power Generation[2]	**15.9**	n/a	**48.7**	n/a
Energy Services	**1.8**	11.4	**5.6**	38.3
Natural Gas Distribution	**1.2**	3.9	**6.2**	7.9
Corporate	**(4.5)**	n/a	**(6.9)**	n/a
	29.0	29.4	**108.1**	91.6

(1) Included in the Gathering and Processing segment in 2004.
(2) Included in the Energy Services segment in 2004.

FIELD GATHERING AND PROCESSING, AND EXTRACTION AND TRANSMISSION

Results for the FG&P and E&T segments in 2005 and 2004 have been combined in each of the years for the purposes of discussion and analysis as it is not practical to separate costs allocated to the Gathering and Processing segment in 2004. In 2005, some of these costs are reported in the Corporate segment, where as in the comparative periods they are included in the operating segments.

Financial Results	Three months ended December 31		Year ended December 31	
($ millions)	**2005**	2004	**2005**	2004
Revenue				
Gathering and Processing	**n/a**	76.2	**n/a**	222.6
Field Gathering and Processing	**37.4**	n/a	**131.8**	n/a
Extraction and Transmission	**47.5**	n/a	**181.3**	n/a
	84.9	76.2	**313.1**	222.6
Net revenue				
Gathering and Processing	**n/a**	44.8	**n/a**	160.1
Field Gathering and Processing	**33.9**	n/a	**120.1**	n/a
Extraction and Transmission	**16.0**	n/a	**58.0**	n/a
	49.9	44.8	**178.1**	160.1
Operating and administrative expense				
Gathering and Processing	**n/a**	24.3	**n/a**	88.5
Field Gathering and Processing	**20.9**	n/a	**75.3**	n/a
Extraction and Transmission	**7.2**	n/a	**20.1**	n/a
	28.1	24.3	**95.4**	88.5
Amortization expense				
Gathering and Processing	**n/a**	6.8	**n/a**	26.2
Field Gathering and Processing	**5.4**	n/a	**20.7**	n/a
Extraction and Transmission	**1.8**	n/a	**7.5**	n/a
	7.2	6.8	**28.2**	26.2
Operating income				
Gathering and Processing	**n/a**	14.1	**n/a**	45.4
Field Gathering and Processing	**7.6**	n/a	**24.1**	n/a
Extraction and Transmission	**7.0**	n/a	**30.4**	n/a
	14.6	14.1	**54.5**	45.4

Operating Statistics	Three months ended December 31 2005	2004	Year ended December 30 2005	2004
Field gathering and processing				
Capacity (Mmcf/d)[1]	**962**	913	**962**	913
Throughput (gross Mmcf/d)[2]	**573**	558	**573**	558
Throughput (gross average annual Mmcf/d)			**563**	560
Capacity utilization (percent)[1]	**60**	61	**60**	61
Average working interest (percent)[1]	**90**	90	**90**	90
Extraction				
Inlet capacity (Mmcf/d)[1]	**539**	539	**539**	539
Production (Bbls/d)[3]	**19,409**	21,244	**19,357**	13,436
Transmission volumes (Mmcf/d)[2][4]	**432**	432	**432**	432

(1) As at December 31.
(2) Fourth quarter average.
(3) Average for the period.
(4) Excludes condensate pipeline volumes.

Operating income in the combined FG&P and E&T segments for the fourth quarter of 2005 increased to $14.6 million from $14.1 million for the same period in 2004. The major drivers in the quarter were:

- Strong operating results driven by increases in throughput volumes from the acquisition of Blair Creek and higher processing fees at Rainbow Lake;
- Lower frac spreads at extraction facilities of approximately $9/Bbl. AltaGas mitigated the impact of negative frac spreads by reinjecting natural gas liquids for a total of 24 days, reducing NGL production volumes for the quarter;
- Higher operating costs in Transmission as a result of two years of National Energy Board charges billed in 2005;
- AltaGas experienced lower ethane recoveries at EEEP as a result of a temporary loss in plant efficiency that will be repaired in the first quarter of 2006;
- Higher amortization costs attributable to the Blair Creek acquisition and expansions in Field Gathering and Processing; and
- Equity earnings related to Taylor and Corporate costs previously recorded in the Gathering and Processing Segment in 2004 are reported as part of the Corporate segment in 2005.

Operating income in the combined FG&P and E&T segments for 2005 was $54.5 million, compared to $45.4 million in 2004. The major drivers for the year were:

- A full year of operations at EEEP;
- Increased field gathering and processing throughput associated with the Blair Creek acquisition and mid-year expansions at Marten Creek and Windfall;
- Lower frac spreads in extraction of approximately $1/Bbl;
- Higher operating costs related to the acquisitions and expansions, and increased power and repair and maintenance costs;
- Higher amortization costs which were largely attributable to the Blair Creek acquisition and expansions that occurred during the year;
- Higher operating costs in Transmission as a result of two years of National Energy Board charges billed in 2005; and
- Equity earnings related to Taylor; and Corporate costs previously recorded in the Gathering and Processing Segment in 2004 are reported as part of the Corporate segment in 2005.

Net revenue in FG&P increased to $33.9 million for the fourth quarter of 2005, from $29.3 million in 2004. Drivers were:

- Higher gathering and processing fees, and increased operating cost recoveries; and
- Higher throughput volumes resulting from internal expansions and an acquisition.

Net revenue in FG&P increased to $120.1 million for the full year of 2005, compared to $110.7 million in 2004. The major drivers for the year were higher gathering and processing fees, higher commodity prices and higher operating cost recoveries.

Net revenue in E&T increased to $16.0 million for the fourth quarter of 2005, from $14.8 million in 2004. Factors impacting the quarter's results were:

- Increased power cost recoveries at EEEP;
- Frac spreads that were $9/Bbl lower than in the fourth quarter of 2004; and
- Continued recovery of repair costs for the Porcupine Hills pipeline associated with remediation activities due to the floods that occurred in June.

Net revenue in E&T increased to $58.0 million for the full year of 2005, from $47.3 million in 2004. Major factors impacting results were:

- The full year of operations at EEEP;
- Higher operating cost recoveries, including power costs and transmission system repairs; and
- Lower frac spreads related to certain plants in the extraction business.

Operating and administrative expenses in the FG&P and E&T segments for the three and twelve months ended December 31, 2005 were $28.1 million and $95.4 million, respectively, compared to $24.3 million and $88.5 million for the same periods last year. Factors impacting the results were:

- Higher costs at EEEP for a full year of operations;
- Increased power and repair and maintenance costs;
- Higher costs due to acquisitions and expansions in the FG&P segment;
- Higher operating costs in Transmission as a result of two years of National Energy Board charges billed in 2005; and
- Corporate costs recorded in the Gathering and Processing segment in 2004 are reported as part of the Corporate segment in 2005.

POWER GENERATION AND ENERGY SERVICES

Results for the Power Generation and Energy Services segments in 2005 and 2004 have been combined in each of these years for the purposes of discussion and analysis as it is not practical to separate costs allocated to the Energy Services segment in 2004. In 2005some of these costs are reported in the Corporate segment, whereas in the comparative periods they are included in the operating segments. Commencing in 2005 the Power Generation segment comprises power purchase arrangements and gas-fired peaking plants. The Energy Services segment includes the energy management, gas services and oil and gas production businesses. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

Financial Results ($ millions)	Three months ended December 31 2005	2004	Year ended December 31 2005	2004
Revenue				
Power Generation	**57.2**	n/a	**189.2**	n/a
Energy Services	**339.0**	248.3	**1,080.2**	629.5
	396.2	248.3	**1,269.4**	629.5
Net revenue				
Power Generation	**18.2**	n/a	**57.8**	n/a
Energy Services	**6.3**	18.9	**23.5**	59.9
	24.5	18.9	**81.3**	59.9
Operating and administrative expense				
Power Generation	**0.5**	n/a	**1.8**	n/a
Energy Services	**4.1**	4.7	**14.8**	12.4
	4.6	4.7	**16.6**	12.4
Amortization expense				
Power Generation	**1.8**	n/a	**7.3**	n/a
Energy Services	**0.4**	2.8	**3.1**	9.2
	2.2	2.8	**10.4**	9.2
Operating income				
Power Generation	**15.9**	n/a	**48.7**	n/a
Energy Services	**1.8**	11.4	**5.6**	38.3
	17.7	11.4	**54.3**	38.3

Operating Statistics	Three months ended December 31 2005	2004	Year ended December 31 2005	2004
Power Generation				
Volume of power sold (thousands of MWh)	**879**	879	**3,466**	3,481
Average price received on the sale of power ($/MWh)	**65.05**	50.17	**54.59**	48.77
Alberta Power Pool average spot price ($/MWh)	**116.59**	54.95	**70.19**	54.54
Energy Services				
Energy management service contracts[(1)]	**1,243**	427	**1,243**	427
Average gas volumes marketed (GJ/d)	**306,649**	243,671	**312,272**	174,337

(1) Active energy management service contracts at the end of the reporting period.

Operating income in the combined Power Generation and Energy Services segments for the three months and year ended December 31, 2005 was $17.7 million and $54.3 million respectively, compared to $11.4 million and $38.3 million for the same periods in 2004. Drivers for the quarter were:

- Higher average prices received on power sold, lower amortization due to an adjustment to the amortization of the cost of energy contracts, and the acquisition of iQ2 in early November; and
- Shared services costs that were allocated to the Energy Services segment in 2004, reported in the Corporate segment in 2005.

The increase in operating income for the combined Power Generation and Energy Services segments in 2005 was due to:

- Higher power prices received for power sold, the full-year contribution from PremStar and the gas-fired power plants, offset by higher transmission and generation costs, higher operating, administrative and amortization costs; and
- Costs allocated to the operating segments in the previous year and reported in the Corporate segment in 2005.

Net revenue in Power Generation for the fourth quarter of 2005 increased to $18.2 million from $13.2 million for the same period in 2004. Factors impacting results were:

- Higher average price received on the sale of power; and
- Higher transmission costs. The Alberta Electric System Operator is entitled to recover fixed costs, cost of maintenance and the value of line losses. As power prices increase, the monetary value of the line losses increase and is charged to the power distributors on a prorated basis. This true-up adjustment is calculated on a quarterly basis and resulted in a charge of $1.3 million in the fourth quarter of 2005, compared to a refund of $0.4 million in the same quarter last year.

Net revenue in Power Generation for the year ended December 31, 2005 increased to $57.8 million from $47.9 million in 2004. The main drivers impacting results were:

- Higher average prices received on the sale of power;
- Higher transmission and generation costs; and
- A full year of operations of the Alberta gas-fired peaking plant.

Net revenue in Energy Services for the fourth quarter of 2005 increased to $6.3 million from $5.7 million for the same period in 2004, primarily due to the acquisition of iQ2.

Net revenue in Energy Services for the year ended December 31, 2005 increased to $23.5 million from $12.1 million in 2004, primarily due to the full year of operations of the PremStar business and the acquisition of iQ2.

NATURAL GAS DISTRIBUTION

The NGD segment includes AltaGas Utilities Inc.(AltaGas Utilities), the Trust's one-third interest in Inuvik Gas Ltd. and its 24.9 percent interest in Heritage Gas Limited. On November 17, 2005 the Trust spun out its NGD business into a separate publicly traded company. The operating results of the NGD segment are reported in the NGD segment until November 16, 2005. The Trust's proportionate share of earnings of Utility Group for the period November 17, 2005 to December 31, 2005 has been reported in the Corporate segment using the equity method of accounting.

Financial Results	**Three months ended December 31**		**Year ended December 31**	
($ millions)	**2005[3]**	2004	**2005[3]**	2004
Revenue	**26.8**	41.9	**113.4**	124.6
Net revenue	**4.2**	9.7	**29.0**	30.7
Operating and administrative expense	**2.2**	4.2	**16.0**	16.4
Amortization expense	**0.8**	1.6	**6.8**	6.4
Operating income	**1.2**	3.9	**6.2**	7.9

Operating Statistics[1]	Three months ended December 31 2005[3]	2004	Year ended December 31 2005[3]	2004
Volume of natural gas distributed				
Sales (Bcf)	**1.6**	4.4	**10.4**	13.6
Transportation (Bcf)	**1.3**	2.8	**8.7**	11.0
Degree day variance (percent)[2]	**(7.2)**	(4.4)	**(1.4)**	2.6
Number of customers	**61,447**	60,430	**61,447**	60,430

(1) AltaGas Utilities only.
(2) Variance from 20-year average. Positive variances are favourable.
(3) Results for the period ending November 16.

Through a series of transactions the Trust's ownership interest in Utility Group, the owner of the businesses that comprised the NGD segment, was reduced to 26.7 percent. Prior to these transactions the operations and financial results of the NGD segment were consolidated by the Trust. Subsequent to November 17, 2005 the Trust accounted for its ownership interest in Utility Group as an equity investment recognizing its proportionate share of its net income or loss as equity income in the Corporate segment.

Operating income and net revenue for the periods October 1 to November 16, 2005 and January 1, to November 16, 2005 decreased over the three and twelve months ended December 31, 2004. The decreases were due to the reduction in the Trust's ownership interest in the NGD businesses and warmer weather in 2005 compared to 2004, more than offsetting AltaGas Utilities' anticipated rate increases to recover higher operating costs and amortization.

CORPORATE

The Corporate segment includes corporate assets and related revenues and expenses not directly identifiable with the operating segments. It is not practical to separate the results for the Corporate segment from 2004 operating segment results due to the sharing and allocation of certain costs. In 2005, corporate costs were reported in their own segment whereas in the comparative periods they were included in the operating segments.

Financial Results ($ millions)	Three months ended December 31 2005	2004	Year ended December 31 2005	2004
Revenue	**0.9**	n/a	**10.9**	n/a
Operating and administrative expense	**4.8**	n/a	**15.8**	n/a
Amortization expense	**0.6**	n/a	**2.0**	n/a
Operating income	**(4.5)**	n/a	**(6.9)**	n/a

The Corporate segment assets include investments in public and private entities and assets such as leasehold improvements, computers, furniture and equipment. Revenue includes equity income recognized on investments for which the Trust uses the equity method of accounting and dividends received from investments which are accounted for by the cost method. Gains or losses resulting from dispositions of investments are also included in revenue. Corporate segment expenses include the costs of the Executive Committee, the finance, treasury, financial reporting, financial planning, securities and tax compliance, legal, business development, human resources functions and other corporate activities not directly attributable to an operating segment, as well as a portion of shared services costs.

The net cost of the Corporate segment was $4.5 million for the three months ended December 31, 2005. Earnings from investments partially offset the operating and administrative costs and amortization related to the corporate functions.

Revenue for the segment was $0.9 million in the fourth quarter of 2005, due to pre-tax gains related to the disposition of the investment in Utility Group and income related to the Trust's ownership interest in Taylor and Utility Group, partially offset by the write-down of $0.6 million of an investment in the shares of a private company.

For the period November 17 to December 31, 2005 the contribution related to the ongoing equity investment in Utility Group and the interest savings from the reduction in debt levels as a result of the spin-out was approximately $1.0 million.

The Corporate segment cost the Trust $6.9 million in 2005. Corporate income and costs were allocated to the operating segments in 2004. Results for the year were impacted by the following:

- AltaGas' disposition of 1.4 million limited partnership units of Taylor for proceeds of $12.8 million, realizing a pre-tax gain of $4.8 million;
- Taylor's issue of 13.0 million units diluting the Trust's ownership interest. As a result AltaGas recognized a pre-tax dilution gain of $4.4 million;
- The Trust's sale of 1.7 million common shares of Utility Group, recognizing a pre-tax gain of $0.8 million. Utility Group completed the initial public offering of 390,000 common shares and the Trust recognized a pre-tax dilution gain of $0.1 million related to this transaction. The after-tax impact of the spin-out was a net loss of $0.1 million;
- Higher operating and administrative expenses related to the growth of the Trust and higher costs incurred to meet the new certification requirements for reporting issuers by the Canadian Securities Administrators. In 2005 costs to comply with certification requirements were approximately $1.0 million in consulting fees;
- Change in ownership interest in the NGD business resulting in equity income related to the 26.7 percent investment in Utility Group for the period November 17 to December 31, 2005;
- Equity income related to the Trust's ownership interest in the Taylor investment; and
- The write-down of an investment in shares of a private company.

INVESTED CAPITAL

During 2005, AltaGas acquired $90.2 million in capital assets, energy services arrangements, contracts and relationships and long-term investments compared to $134.3 million in the previous year. Growth capital accounted for $78.1 million and included the FG&P acquisition of Blair Creek, the expansion of the Marten Creek and Windfall facilities, and the construction of the Shaunavon facility, which in total increased FG&P capacity by 49 Mmcf/d. Expenditures in 2005 included capital related to the Clear Prairie and Princess gas processing projects, resulting in 35 Mmcf/d of new capacity commissioned early in the first quarter of 2006.

In the Energy Services segment growth capital comprised the acquisition of the iQ2 Power Corp. assets.

In the NGD segment, growth capital was related to expansion of distribution facilities to support economic growth in franchise areas. Growth capital also included the shares of Utility Group now classified as long-term investments in the Corporate segment as a result of the spin-out of the NGD business.

Growth capital expenditures in 2004 were $123.1 million and included expansion in the Gathering and Processing segment and the acquisition of EEEP, investments in limited partnership units of Taylor, the acquisition of the businesses of PremStar and the Alberta peaking plants capital lease.

Maintenance capital projects amounting to $8.0 million in 2005 ($6.4 million in 2004) were undertaken mainly in the FG&P and NGD segments. Also spent in 2005 was $4.1 million ($4.8 million in 2004) on administrative capital requirements, which include computer hardware and software projects expected to increase the effectiveness of the operating and administrative functions of the Trust.

Invested Capital by Segment

For the three months ended December 31, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Total
Invested capital:							
Capital assets	32.3	0.4	-	0.8	2.5	1.5	37.5
Energy Services arrangements, contracts and relationships	-	-	-	4.2	-	-	4.2
Long-term investments and other assets	-	-	-	-	-	14.5	14.5
	32.3	0.4	-	5.0	2.5	16.0	56.2
Disposals:							
Capital assets	-	-	-	-	(203.0)	-	(203.0)
Long-term investments and other assets	-	-	-	-	(2.6)	(1.2)	(3.8)
	-	-	-	-	(205.6)	(1.2)	(206.8)
Net invested capital	32.3	0.4	-	5.0	(203.1)	14.8	(150.6)

Invested capital by segment presented on the prior year's basis would have been as follows:

For the three months ended December 31, 2005 ($ millions)	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Invested capital:				
Capital assets	33.9	1.1	2.5	37.5
Energy Services arrangements, contracts and relationships	-	4.2	-	4.2
Long-term investments and other assets	14.5	-	-	14.5
	48.4	5.3	2.5	56.2
Disposals:				
Capital assets	-	-	(203.0)	(203.0)
Long-term investments and other assets	(1.2)	-	(2.6)	(3.8)
	(1.2)	-	(205.6)	(206.8)
Net invested capital	47.2	5.3	(203.1)	(150.6)

For the three months ended December 31, 2004 ($ millions)	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Invested capital:				
Capital assets	22.7	0.2	2.9	25.8
Energy Services arrangements, contracts and relationships	-	18.4	-	18.4
	22.7	18.6	2.9	44.2

For the year ended December 31, 2005 (*$ millions*)	Field Gathering and Processing	Extraction and *Transmission*	Power *Generation*	Energy Services	Natural Gas Distribution	Corporate	Total
Invested capital:							
Capital assets	53.4	1.6	-	1.4	10.8	3.5	70.7
Energy Services arrangements, contracts and relationships	-	-	-	4.2	-	-	4.2
Long-term investments and other assets	-	-	-	-	0.4	14.9	15.3
	53.4	1.6	-	5.6	11.2	18.4	90.2
Disposals:							
Capital assets	(7.1)	-	-	-	(203.0)	-	(210.1)
Long-term investments and other assets	-	-	-	-	(2.7)	(6.6)	(9.3)
	(7.1)	-	-	-	(205.7)	(6.6)	(219.4)
Net invested capital	46.3	1.6	-	5.6	(194.5)	11.8	(129.2)

Invested capital by segment presented on the prior year's basis would have been as follows:

For the year ended December 31, 2005 ($ millions)	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Invested capital:				
Capital assets	57.8	2.1	10.8	70.7
Energy Services arrangements, contracts and relationships	-	4.2	-	4.2
Long-term investments and other assets	14.9	-	0.4	15.3
	72.7	6.3	11.2	90.2
Disposals:				
Capital assets	(7.1)	-	(203.0)	(210.1)
Long-term investments and other assets	(6.6)	-	(2.7)	(9.3)
	(13.7)	-	(205.7)	(219.4)
Net invested capital	59.0	6.3	(194.5)	(129.2)

For the year ended December 31, 2004 ($ millions)	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Invested capital:				
Capital assets	77.6	15.1	9.6	102.3
Energy Services arrangements, contracts and relationships	-	18.4	-	18.4
Long-term investments and other assets	12.8	-	0.8	13.6
	90.4	33.5	10.4	134.3
Disposals:				
Capital assets	(0.7)	-	-	(0.7)
Long-term investments and other assets	(3.4)	-	-	(3.4)
	(4.1)	-	-	(4.1)
Net invested capital	86.3	33.5	10.4	130.2

AltaGas categorizes its invested capital into maintenance, growth and administrative. The breakdown for the 2005 and 2004 periods are:

Invested Capital by Activity

For the three months ended December 31, 2005 ($ millions)	**Field Gathering and Processing**	**Extraction and Transmission**	**Power Generation**	**Energy Services**	**Natural Gas Distribution**	**Corporate**	**Total**
Invested capital:							
Maintenance	**1.0**	**0.3**	**-**	**0.6**	**0.7**	**-**	**2.6**
Growth	**31.2**	**0.1**	**-**	**4.3**	**1.6**	**14.7**	**51.9**
Administrative	**0.1**	**-**	**-**	**0.1**	**0.2**	**1.3**	**1.7**
	32.3	**0.4**	**-**	**5.0**	**2.5**	**16.0**	**56.2**
Disposals:	**-**	**-**	**-**	**-**	**(205.6)**	**(1.2)**	**(206.8)**
Net invested capital	**32.3**	**0.4**	**-**	**5.0**	**(203.1)**	**14.8**	**(150.6)**

- Invested capital by activity presented on the prior year's basis would have been as follows:

For the three months ended December 31, 2005 ($ millions)	**Gathering and Processing**	**Energy Services**	**Natural Gas Distribution**	**Total**
Additions:				
Maintenance	**1.2**	**0.7**	**0.7**	**2.6**
Growth	**46.0**	**4.3**	**1.6**	**51.9**
Administrative	**1.2**	**0.3**	**0.2**	**1.7**
	48.4	**5.3**	**2.5**	**56.2**
Disposals:	**(1.2)**	**-**	**(205.6)**	**(206.8)**
Net invested capital	**47.2**	**5.3**	**(203.1)**	**(150.6)**

For the three months ended December 31, 2004 ($ millions)	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Maintenance	1.5	0.2	0.4	2.1
Growth	19.9	18.4	2.0	40.3
Administrative	1.3	-	0.5	1.8
Net invested capital	22.7	18.6	2.9	44.2

For the year ended December 31, 2005 ($ millions)	**Field Gathering and Processing**	**Extraction and Transmission**	**Power Generation**	**Energy Services**	**Natural Gas Distribution**	**Corporate**	**Total**
Invested capital:							
Maintenance	**2.0**	**1.4**	**-**	**1.1**	**3.5**	**-**	**8.0**
Growth	**50.8**	**0.2**	**-**	**4.4**	**7.1**	**15.6**	**78.1**
Administrative	**0.6**	**-**	**-**	**0.1**	**0.6**	**2.8**	**4.1**
	53.4	**1.6**		**5.6**	**11.2**	**18.4**	**90.2**
Disposals:	**(7.1)**			**-**	**(205.7)**	**(6.6)**	**(219.4)**
Net invested capital	**46.3**	**1.6**		**5.6**	**(194.5)**	**11.8**	**(129.2)**

Invested capital by activity presented on the prior year's basis would have been as follows:

For the year ended December 31, 2005 ($ millions)	**Gathering and Processing**	**Energy Services**	**Natural Gas Distribution**	**Total**
Additions:				
Maintenance	**3.4**	**1.1**	**3.5**	**8.0**
Growth	**66.5**	**4.5**	**7.1**	**78.1**
Administrative	**2.8**	**0.7**	**0.6**	**4.1**
	72.7	**6.3**	**11.2**	**90.2**
Disposals:	**(13.7)**	**-**	**(205.7)**	**(219.4)**
Net invested capital	**59.0**	**6.3**	**(194.5)**	**(129.2)**

For the year ended December 31, 2004 ($ millions)	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions:				
Maintenance	3.4	0.2	2.8	6.4
Growth	83.6	33.0	6.5	123.1
Administrative	3.4	0.3	1.1	4.8
	90.4	33.5	10.4	134.3
Disposals:	(4.1)	-	-	(4.1)
Net invested capital	86.3	33.5	10.4	130.2

FINANCING AND INVESTING ACTIVITIES

Medium-term notes

AltaGas issued $100.0 million of 4.41 percent MTNs under the Trust's Universal Shelf Prospectus dated May 18, 2005 and Prospectus Supplement dated August 23, 2005 establishing AltaGas' MTN program. The notes mature on September 1, 2010 with interest payable semi-annually. The proceeds of this issuance were used to repay bank debt. On October 4, 2005 the $100.0 million of 7.28 percent MTNs issued October 4, 2000 were repaid, resulting in a decline in interest expense for the quarter of $1.5 million compared to the same quarter in 2004.

Proceeds from NGD spin-out

On November 17, 2005 AltaGas completed the spin-out of its NGD business. The Trust received net proceeds of $10.7 million related to the disposition of 1,716,000 shares of Utility Group, as well as debt repayment of $74.7 million from Utility Group for a total of $85.4 million which was used to reduce the Trust's debt.

The debt to total capitalization ratio at December 31, 2005 was 36.0 percent, down from 45.0 percent at September 30, 2005 and 42.6 percent at December 31, 2004.

ALTAGAS INCOME TRUST
CONSOLIDATED BALANCE SHEETS

($ thousands)

	December 31, 2005 (unaudited)	December 31, 2004
ASSETS		
Current assets		
Cash and cash equivalents	**$ 11,685**	$ 12,301
Accounts receivable	**220,684**	160,507
Inventory	**95**	250
Customer deposits	**15,371**	16,918
Other	**4,421**	4,845
	252,256	194,821
Capital assets	**645,442**	746,729
Energy services arrangements, contracts and relationships	**110,850**	113,102
Goodwill	**18,860**	18,860
Future income taxes	**-**	208
Long-term investments and other assets	**40,921**	34,876
	$1,068,329	$1,108,596
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 215,601**	$ 154,226
Distributions payable to unitholders	**8,744**	7,979
Short-term debt	**2,710**	7,016
Current portion of long-term debt	**1,071**	101,001
Customer deposits	**15,371**	16,918
Other	**11,586**	14,193
	255,083	301,333
Long-term debt	**265,245**	251,462
Asset retirement obligations	**16,982**	16,122
Future income taxes	**52,433**	56,164
	334,660	323,748
Unitholders' equity	**478,586**	483,515
	$1,068,329	$1,108,596

ALTAGAS INCOME TRUST
CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
(unaudited)

($ thousands except per unit amounts)	Three months ended December 31		Year ended December 31	
	2005	2004	**2005**	2004
REVENUE				
Operating	**$ 447,609**	$ 316,569	**$1,491,621**	$ 862,732
Other	**819**	580	**10,725**	1,877
	448,428	317,149	**1,502,346**	864,609
EXPENSES				
Cost of sales	**369,750**	243,023	**1,205,481**	614,251
Operating and administrative	**38,875**	33,535	**141,382**	116,981
Amortization	**10,863**	11,251	**47,372**	41,826
	419,488	287,809	**1,394,235**	773,058
Operating income	**28,940**	29,340	**108,111**	91,551
Interest expense				
Short-term debt	**130**	297	**576**	563
Long-term debt	**3,760**	5,051	**18,515**	20,576
Income before income taxes	**25,050**	23,992	**89,020**	70,412
Income taxes	**(1,349)**	(1,782)	**(1,268)**	4,611
Net income	**26,399**	25,774	**90,288**	65,801
Accumulated earnings, beginning of period	**260,708**	171,045	**196,819**	131,018
Accumulated earnings, end of period	**$ 287,107**	$ 196,819	**$ 287,107**	$ 196,819
Net income per unit				
Basic	**$ 0.48**	$ 0.49	**$ 1.67**	$ 1.33
Diluted	**$ 0.48**	$ 0.48	**$ 1.67**	$ 1.31

ALTAGAS INCOME TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

($ thousands)

	Three months ended December 31		Year ended December	
	2005	2004	**2005**	2004
Cash from operations				
Net income	**$ 26,399**	$ 25,774	**$ 90,288**	$ 65,801
Items not involving cash:				
Amortization	**10,863**	11,251	**47,372**	41,826
Accretion of asset retirement obligations	**353**	224	**1,326**	1,094
Stock option compensation	**7**	(1)	**16**	2,490
Future income taxes	**(2,183)**	(3,681)	**(3,364)**	(3,104)
(Gain) loss on sale of assets and investment transactions	**(163)**	(77)	**(9,573)**	(24)
Equity (income) loss	**(592)**	(484)	**(1,141)**	(1,853)
Distributions from equity investments	**705**	809	**2,874**	1,976
Other	**266**	113	**427**	378
Funds generated from operations	**35,655**	33,928	**128,225**	108,584
ARO costs incurred and other	**(37)**	-	**(183)**	(205)
Net change in non-cash working capital related to operations	**(6,129)**	34,473	**(15,732)**	39,327
	29,489	68,401	**112,310**	147,706
Investing activities				
Decrease (increase) in customer deposits	**2,473**	(16,918)	**1,547**	(16,918)
Acquisition of capital assets	**(27,632)**	(27,348)	**(53,965)**	(94,786)
Disposition of capital assets	**-**	157	**5,030**	157
Acquisition of energy services arrangements and contracts	**(3,869)**	-	**(3,868)**	(12)
Acquisition of long-term investments and other assets	**-**	(856)	**(855)**	(13,693)
Disposition of long-term investments and other assets	**145**	-	**13,027**	3,444
Proceeds on spin-out of Natural Gas Distribution segment	**85,383**	-	**85,383**	-
	56,500	(44,965)	**46,299**	(121,808)
Financing activities				
Increase (decrease) in short-term debt	**2,715**	7,165	**(4,235)**	3,225
Decrease in long-term debt	**(140,018)**	(3,062)	**(86,217)**	(54,704)
Dividends	**-**	-	**-**	(5,051)
Distributions to unitholders	**(26,131)**	(23,650)	**(99,249)**	(53,672)
Cost of issuing units on conversion	**-**	-	**-**	(8,620)
Net proceeds from issuance of units and common shares	**7,733**	8,186	**30,476**	105,225
	(155,701)	(11,361)	**(159,225)**	(13,597)
Change in cash and cash equivalents	**(69,712)**	12,075	**(616)**	12,301
Cash and cash equivalents, beginning of period	**81,397**	226	**12,301**	-
Cash and cash equivalents, end of period	**$ 11,685**	$ 12,301	**$ 11,685**	$ 12,301

SEGMENTED INFORMATION

The following tables show the breakdown by segment for the quarters and the years ended December 31, 2005 and 2004. Results for 2005 are reported on the basis of six business segments: Field Gathering and Processing, Extraction and Transmission, Power Generation, Energy Services, Natural Gas Distribution and Corporate. Prior to 2005, Field Gathering and Processing, and Extraction and Transmission were included in the former Gathering and Processing segment, Power Generation was included in the Energy Services segment and no Corporate segment was reported.

For the three months ended December 31, 2005	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Intersegment elimination	Tot
Revenue	$ 37,437	$ 47,545	$ 57,190	$ 339,034	$ 26,825	$ 860	$ (60,463)	$ 448,42
Cost of sales	(3,438)	(31,554)	(38,994)	(332,775)	(22,611)	-	59,622	(369,75(
Operating and administrative expenses	(21,008)	(7,112)	(517)	(4,032)	(2,189)	(4,858)	841	(38,875
Amortization	(5,346)	(1,920)	(1,830)	(423)	(828)	(516)	-	(10,863
Operating income	$ 7,645	$ 6,959	$ 15,849	$ 1,804	$ 1,197	$ (4,514)	$ -	$ 28,94
Capital assets	$ 32,338	$ 385	$ -	$ 825	$ (200,457)	$ 1,418	$ -	$ (165,491)
Energy services arrangements, contracts and relationships	$ -	$ -	$ -	$ 4,233	$ -	$ -	$ -	$ 4,233
Long-term investments and other assets	$ -	$ -	$ -	$ -	$ (2,670)	$ 13,450	$ -	$ 10,780
Goodwill	$ -	$ 18,860	$ -	$ -	$ -	$ -	$ -	$ 18,860
Segment assets	$ 532,083	$ 211,150	$ 156,053	$ 120,140	$ -	$ 48,903	$ -	$ 1,068,329

Segmented results presented on the prior year's basis would have been as follows:

For the three months ended December 31, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	**$ 85,136**	**$ 384,047**	**$ 26,825**	**$ (47,580)**	**$ 448,428**
Cost of sales	**(34,992)**	**(359,592)**	**(22,611)**	**47,445**	**(369,750)**
Operating and administrative expenses	**(31,426)**	**(5,395)**	**(2,189)**	**135**	**(38,875)**
Amortization	**(7,697)**	**(2,338)**	**(828)**	**-**	**(10,863)**
Operating income	**$ 11,021**	**$ 16,722**	**$ 1,197**	**$ -**	**$ 28,940**
Net additions to: Capital assets	**$ 33,856**	**$ 1,110**	**$ (200,457)**	**$ -**	**$ (165,491)**
Energy services arrangements, contracts and relationships	**$ -**	**$ 4,233**	**$ -**	**$ -**	**$ 4,233**
Long-term investments and other assets	**$ 13,450**	**$ -**	**$ (2,670)**	**$ -**	**$ 10,780**
Goodwill	**$ 18,860**	**$ -**	**$ -**	**$ -**	**$ 18,860**
Segment assets	**$ 792,136**	**$ 276,193**	**$ -**	**$ -**	**$ 1,068,329**

For the three months ended December 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 76,119	$ 248,294	$ 41,988	$ (49,252)	$ 317,149
Cost of sales	(31,341)	(229,356)	(32,340)	50,014	(243,023)
Operating and administrative expenses	(23,868)	(4,725)	(4,180)	(762)	(33,535)
Amortization	(6,848)	(2,857)	(1,546)	-	(11,251)
Operating income	$ 14,062	$ 11,356	$ 3,922	$ -	$ 29,340
Net additions to: Capital assets	$ 22,671	$ 210	$ 2,941	$ -	$ 25,822
Energy services arrangements, contracts and relationships	$ -	$ 18,398	$ -	$ -	$ 18,398
Long-term investments and other assets	$ 49	$ -	$ (1)	$ -	$ 48
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 784,837	$ 165,998	$ 157,761	$ -	$ 1,108,596

For the year ended December 31, 2005	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Intersegment elimination	Tota
Revenue	$ 131,835	$ 181,314	$ 189,205	$ 1,080,225	$ 113,429	$ 10,915	$ (204,577)	$ 1,502,34
Cost of sales	(11,693)	(123,319)	(131,363)	(1,056,764)	(84,444)	-	202,102	(1,205,481
Operating and administrative expenses	(75,390)	(20,055)	(1,834)	(14,758)	(15,988)	(15,832)	2,475	(141,382
Amortization	(20,660)	(7,558)	(7,313)	(3,151)	(6,755)	(1,935)	-	(47,372
Operating income	$ 24,092	$ 30,382	$ 48,695	$ 5,552	$ 6,242	$ (6,852)	$ -	$ 108,11

Capital assets	$ 46,320	$ 1,639	$ -	$ 1,384	$ (192,157)	$ 3,453	$ -	$ (139,361)
Energy services arrangements, contracts and relationships	$ -	$ -	$ -	$ 4,233	$ -	$ -	$ -	$ 4,233
Long-term investments and other assets	$ -	$ -	$ -	$ -	$ (2,327)	$ 8,372	$ -	$ 6,045
Goodwill	$ -	$ 18,860	$ -	$ -	$ -	$ -	$ -	$ 18,860
Segment assets	$ 532,083	$ 211,150	$ 156,053	$ 120,140	$ -	$ 48,903	$ -	$ 1,068,329

Segmented results presented on the prior year's basis would have been as follows:

For the year ended December 31, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	**$ 322,029**	**$ 1,257,253**	**$ 113,429**	**$ (190,365)**	**$ 1,502,346**
Cost of sales	**(135,012)**	**(1,175,950)**	**(84,444)**	**189,925**	**(1,205,481)**
Operating and administrative expenses	**(106,434)**	**(19,400)**	**(15,988)**	**440**	**(141,382)**
Amortization	**(29,768)**	**(10,849)**	**(6,755)**	**-**	**(47,372)**
Operating income	**$ 50,815**	**$ 51,054**	**$ 6,242**	**$ -**	**$ 108,111**
Net additions to:					
Capital assets	**$ 50,664**	**$ 2,132**	**$ (192,157)**	**$ -**	**$ (139,361)**
Energy services arrangements, contracts and relationships	**$ -**	**$ 4,233**	**$ -**	**$ -**	**$ 4,233**
Long-term investments and other assets	**$ 8,372**	**$ -**	**$ (2,327)**	**$ -**	**$ 6,045**
Goodwill	**$ 18,860**	**$ -**	**$ -**	**$ -**	**$ 18,860**
Segment assets	**$ 792,136**	**$ 276,193**	**$ -**	**$ -**	**$ 1,068,329**

For the year ended December 31, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 222,578	$ 629,562	$ 124,645	$ (112,176)	$ 864,609
Cost of sales	(62,503)	(569,635)	(93,991)	111,878	(614,251)
Operating and administrative expenses	(88,471)	(12,359)	(16,449)	298	(116,981)
Amortization	(26,195)	(9,294)	(6,337)	-	(41,826)
Operating income	$ 45,409	38,274	$ 7,868	$ -	$ 91,551
Net additions to:					
Capital assets	$ 76,894	$ 15,117	$ 9,605	$ -	$ 101,616
Energy services arrangements, contracts and relationships	$ -	$ 18,398	$ -	$ -	$ 18,398
Long-term investments and other assets	$ 9,401	$ -	$ 848	$ -	$ 10,249
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 784,837	$ 165,998	$ 157,761	$ -	$ 1,108,596

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

ABOUT ALTAGAS

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	**Investment Community**	**www.altagas.ca**
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations:
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca